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SEC FILE NUMBER
8- 66128

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2017 (MM/DD/YY) AND ENDING 12/31/2017 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Ridgeview Capital LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

500 N Marketplace Drive #222
(No. and Street)

Centerville (City) UT (State) 84014 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Clark Burton Stohl 801-456-1400
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Stayner Bates
(Name – *if individual, state last, first, middle name*)

510 South 200 West, Suite 200, Salt Lake City, UT 84101
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

DM

OATH OR AFFIRMATION

I, Clark Burton Stohl, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Ridgeview Capital LLC, as of December 31, 20 17, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Managing Director
Title

Notary Public

Notary Public
CHERYL L MERZ
Commission Number 685733
My Commission Expires
October 03, 2019
State of Utah

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of ~~Income (Loss)~~ Operations.
- [x] (d) Statement of ~~Changes in Financial Condition~~ Cash Flows.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

February 8, 2018

To the Audit Committee of
Ridgeview Capital, LLC

In connection with our audit of the financial statements and supplemental information of Ridgeview Capital, LLC for the year ended December 31, 2017. We have issued our report thereon dated February 8, 2018. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during 2017. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by Ridgeview Capital, LLC in its 2017 financial statements are described in Note 2 to the financial statements.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices, but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements, and to communicate the results of our evaluation and our conclusions to you. Based on our review of the qualitative aspects of the Company's financial reporting the financial statements appear to appropriately represent the financial position of Ridgeview Capital, LLC as of year-end.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditor's Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed it with you.

Exceptions to Exemption Provisions

In connection with our review of the Company's exemption report, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

We encountered no significant difficulties in dealing with management in performing and completing our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents supplemental information that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the Audit Committee, Board of Directors, and management of Ridgeview Capital, LLC and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Stayner Bates P.C.

Stayner Bates, P.C.
Salt Lake City, UT

RIDGEVIEW CAPITAL, LLC

REPORT PURSUANT TO Rule 17a-5 (d)

FINANCIAL STATEMENTS

FOR THE YEAR ENDED DECEMBER 31, 2017

CONTENTS

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members
of Ridgeview Capital, LLC
Centerville, Utah

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Ridgeview Capital, LLC as of December 31, 2017, the related statements of income (loss), changes in members' equity, and cash flows for the year then ended, and the related notes and schedules (collectively referred to as the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of Ridgeview Capital, LLC as of December 31, 2017, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Ridgeview Capital, LLC's management. Our responsibility is to express an opinion on Ridgeview Capital, LLC's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Ridgeview Capital, LLC in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplementary information, including Schedule I, Computation of Net Capital Pursuant to Rule 15c3-1, Schedule II, Computation for Determination of Reserve Requirements Under Rule 15c3-3 (exemption), and Schedule III, Information Relating to Possession or Control Requirements Under Rule 15c3-3 (exemption) have been subjected to audit procedures performed in conjunction with the audit of Ridgeview Capital, LLC's financial statements. The supplemental information is the responsibility of Ridgeview Capital, LLC's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Stayner Bates P.C.

Stayner Bates P.C.
We have served as auditor of Ridgeview Capital, LLC since 2007
Salt Lake City, UT
February 8, 2018

Ridgeview Capital, LLC
Statement of Financial Condition
December 31, 2017

Assets	
Cash and cash equivalents (Note 2)	$ 10,866
FINRA CRD	676
Property and equipment, at cost, net of accumulated depreciation of $45,085 (Note 2 and 3)	-
Total assets	$ 11,542
Liabilities and Members' Equity	
Liabilities	$ -
Members' Equity	
Retained earnings	11,542
Total members' equity	11,542
Total liabilities and members' equity	$ 11,542

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Loss
For the Year Ended December 31, 2017

Revenues	
Advisory fees	$ 10,000
Total Revenues	10,000
Operating Expenses	
Legal and professional	1,888
Office, telephone and supplies (Note 7)	6,000
Regulatory fees	1,950
All other	701
Total Expenses	10,539
Net Loss	$ (539)

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Changes in Members' Equity
For the Year Ended December 31, 2017

	Total Members' Equity
Balance, December 31, 2016	$ 11,942
Net loss	(539)
Capital Contribution	10,139
Capital Distribution	(10,000)
Balance, December 31, 2017	$ 11,542

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Statement of Cash Flows
For the Year Ended December 31, 2017

Cash flows from operating activities:		
Net loss	$	(539)
Adjustments to reconcile net loss to net cash provided by operating activities		
Non cash contribution by member		10,089
Changes in operating assets and liabilities:		
FINRA CRD		450
Net cash provided by operating activities		10,000
Cash Flows from Investing Activities		-
Cash flow from financing activities		
Contributions by members		50
Distributions to members		(10,000)
Net cash used in financing activities		(9,950)
Net Change in Cash and Cash Equivalents		50
Cash and Cash Equivalents, Beginning of Year		10,816
Cash and Cash Equivalents, End of Year	$	10,866
Supplemental Cash Flow Information		
Cash paid for interest	$	-
Cash paid for income tax	$	-

The accompanying notes are an integral part of these financial statements

NOTE 1 - NATURE OF ORGANIZATION

The financial statements presented are those of Ridgeview Capital, LLC (the "Company"). The Company was originally organized as a Limited Liability Company in the State of Utah as Harvest Growth Partners, LLC on June 6, 2003. The Company subsequently changed its name on November 12, 2003.

The Company's corporate finance activities include mergers and acquisitions, corporate restructuring, fairness opinions and other financial advisory services. The Company is a registered broker-dealer licensed by the United States Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority. The Company operates pursuant to SEC Rule 15c3-3(k)(2)(i) and does not hold funds or securities or owe funds or securities for, or owe money or securities to, customers.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

a. Accounting Method

The financial statements are prepared using the accrual method of accounting. The Company has elected a December 31 year-end.

b. Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates. Management bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances in making judgments about the carrying value of assets and liabilities that are not readily apparent from other sources. While actual results could differ from those estimates, management believes that estimates are reasonable.

c. Cash and Cash Equivalents

Cash equivalents include short-term, highly liquid investments with maturities of three months or less at the time of acquisition.

d. Concentrations of Credit Risk

The Company maintains its cash in federally insured bank accounts. The Company's accounts are all within the FDIC insurance limits. As such, the Company does not anticipate any losses on its cash accounts.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

e. Advertising

The Company follows the policy of charging the cost of advertising to expense as incurred.

f. Property and Equipment

Property and equipment are stated at cost. Betterments and improvements are capitalized over their estimated useful lives, whereas repairs and maintenance expenditures on the assets are charged to expense as incurred. When assets are disposed of, the cost and accumulated depreciation (net book value of the assets) is eliminated and any resulting gain or loss is reflected accordingly. Leasehold improvements are amortized over the life of the lease. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The estimated useful lives are as follows:

Furniture and fixtures	5 years

g. Revenue Recognition

Transaction fees (deal fees) are recognized as revenue upon completion of the transaction process. Advisory and consulting fees are recognized as the related services are rendered. Nonrefundable retainers are recognized as received. Costs connected with transaction fees are expensed as incurred. Interest income is recorded when earned pursuant to the applicable interest rate.

h. Income Taxes

The Company is treated as a partnership for income tax purposes and as such, each member is taxed separately on their distributive share of the Company's income whether or not that income is actually distributed. Therefore, no accrual for income taxes has been recorded in the financial statements.

The accounting principles generally accepted in the United States of America provides accounting and disclosure guidance about positions taken by an organization in its tax returns that might be uncertain. Management has considered its tax positions and believes that all of the positions taken by the Company in its Federal and State organization tax returns are more likely than not to be sustained upon examination. The Company is subject to examinations by U.S. Federal and State tax authorities from 2013 to the present, generally for three years after they are filed.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

i. Fair value of Financial Instruments

The Company's financial instruments include cash and cash equivalents. The carrying amounts of cash and cash equivalents approximate fair values because of the short-term nature of these instruments.

NOTE 3 - PROPERTY AND EQUIPMENT

Property and equipment consisted of the following at December 31, 2017:

Furniture and fixtures	$ 45,085
Total	45,085
Less: accumulated depreciation	(45,085)
Property and equipment, net	$ -

All property and equipment was fully depreciated as of December 31, 2012; therefore, there was no depreciation expense on property and equipment for the year ended December 31, 2017.

NOTE 4 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital. The Company has elected to use the alternative method, permitted by the rule, which requires that the Company maintain minimum net capital of $5,000 or 6 2/3% of Aggregate Indebtedness. At December 31, 2017, the Company had net capital of $10,866 which was $5,866 in excess of its required net capital of $5,000.

NOTE 5 - RESERVE REQUIREMENTS

The Company is exempt from the provisions of Rule 15c3-3 (per paragraph K (2) (i)) under the Securities Exchange Act of 1934, as a broker or dealer which carries no customers' accounts and does not otherwise hold fund or securities of customers.

NOTE 6 - COMMITMENTS AND CONTINGENCIES

Expense Sharing Agreement - Office Space

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses. Monthly payments under the agreement are $500. The terms of the agreement expired December 31, 2017, but it renews automatically for additional one-year terms unless terminated by either party (see also Note 7 below).

NOTE 7 - RELATED PARTY TRANSACTIONS

Effective January 1, 2009, the Company entered into an expense sharing agreement with a related company. Under this agreement, the Company is required to pay $400 per month for office space and $100 per month for telephone and other expenses. The term of this agreement expired December 31, 2017, but it renews automatically for additional one-year periods unless terminated by either party. Pursuant to this agreement, the Company has recorded office, telephone, and other expense of $6,000 for the year ended December 31, 2017.

NOTE 8 - MEMBER CONTRIBUTIONS AND DISTRIBUTIONS

During the year ended December 31, 2017, a related company paid expenses on behalf of the Company, totaling $10,089, which has been recorded as additional common interest member contributions for the year ended December 31, 2017. In addition, the related company contributed $50 during the year.

NOTE 9 - SIPC SUPPLEMENTARY REPORT REQUIREMENT

The Company is not required to complete the SIPC Supplementary Report under SEC Rule 17a-5(e)(4) for the year ended December 31, 2017 because the Company's SIPC Net Operating Revenues are under $500,000.

NOTE 10 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counter-parties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counter-party or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counter-party.

NOTE 11 – LEASES

The Company is obligated under an expense sharing agreement with a related company for its office space in Centerville, Utah and other expenses (see Note 7 above). Monthly payments under the agreement are $500. The terms of the agreement expired December 31, 2017, but it renews automatically for additional one-year terms unless terminated by either party. Rent expense for the year ended December 31, 2017 was $6,000.

NOTE 12 - SUBSEQUENT EVENTS

Management has reviewed the results of operations for the period of time from its year end December 31, 2017 through February 8, 2018, the date the financial statements were available to be issued, and has determined that no adjustments are necessary to the amounts reported in the accompanying financial statements nor have any subsequent events occurred, the nature of which would require disclosure in these financial statements as of December 31, 2017.

Ridgeview Capital, LLC
Schedule I - Computation of Net Capital Pursuant to
Rule 15c3-1
December 31, 2017

Computation of Net Capital		
Total ownership equity (from Statement of Financial Condition)	$	11,542
Non allowable assets:		
FINRA CRD		(676)
Net Capital	$	10,866
Computation of Net Capital Requirements		
Minimum net capital indebtedness		
6.67% of net aggregate indebtedness		-
Minimum dollar net capital required		5,000
Net Capital required (greater of above amounts)		5,000
Excess Capital	$	5,866
Excess net capital at 1000% (net capital less 10% of aggregate indebtedness)	$	5,866
Computation of Aggregate Indebtedness		
Total liabilities (from Statement of Financial Condition)		-
Ratio of indebtedness to net capital		0.00

Reconciliation

The following is a reconciliation of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 179-5(d)(4):

Net Capital per Company's Computation	$	10,866
Audit Adjustments		-
Net Capital Per Audit	$	10,866

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule II – Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
As of December 31, 2017

A computation of reserve requirement is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

The accompanying notes are an integral part of these financial statements

Ridgeview Capital, LLC
Schedule III – Information Relating to Possession or Control Requirements under Rule 15c3-3
As of December 31, 2017

Information relating to possession or control requirements is not applicable to Ridgeview Capital, LLC as the Company qualifies for exemption under Rule 15c3-3 (k) (2) (i).

The accompanying notes are an integral part of these financial statements

STAYNERBATES
Certified Public Accountants + Business Advisors

Stayner Bates P.C.
510 S 200 W Suite 200
Salt Lake City, Utah 84101
801 531 9100
Fax: 801 531 9147
stayner.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Members of
of Ridgeview Capital, LLC
Centerville, Utah

We have reviewed management's statements, included in the accompanying exemption report, in which (1) Ridgeview Capital, LLC identified the following provisions of 17 C.F.R. §15c3-3(k) under which Ridgeview Capital, LLC claimed an exemption from 17 C.F.R. §240.15c3-3: (k)(2)(i) (the "exemption provisions") and (2) Ridgeview Capital, LLC stated that Ridgeview Capital, LLC met the identified exemption provisions throughout the most recent fiscal year without exception. Ridgeview Capital, LLC's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Ridgeview Capital, LLC's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Stayner Bates P.C.

Stayner Bates P.C.
Salt Lake City, UT
February 8, 2018

RIDGEVIEW

December 31, 2017

Stayner Bates & Jensen P.C.
510 South 200 West Suite 200
Salt Lake City, Utah 84101

Attention: Neal Hansen, CPA

Re: SEA Rule 17a-5(d) (4) Exemption Report

Dear Mr. Hansen:

Pursuant to the referenced rule, the following information is provided.

Under its membership agreement with FINRA and pursuant to Rule 15c3-3 (k) (2) (i) the Company conducts business on a fully disclosed basis and does not execute or clear securities transactions for customers.

Ridgeview Capital, LLC met the Section 204, 15c3-3 (k) (2) (i) exemption for the period January 1, 2017 to December 31, 2017.

Sincerely,

C. Burton Stohl

C. Burton Stohl
Managing Member

Ridgeview Capital
500 North Marketplace Drive Suite #222
Centerville, UT 84014

tel: 801.456.1400
fax: 801.456.1410
www.ridgeviewcap.com